Exhibit 3.1

AMENDED AND RESTATED BYLAWS

OF

ENTERCOM COMMUNICATIONS CORP.

AMENDMENT #1

Section 5.02 (b), titled “Qualifications and Selection of Directors” is amended such that SubSection (b) titled “Election of Directors” reads, in its entirety, as follows:

(b)     Election of Directors.

(1)    If at any meeting of shareholders, directors of more than one class (e.g., Class A Directors) are to be elected, each class of directors shall be elected in a separate election and each such separate election shall comply individually with this Section 5.02(b).

(2)    In an election of directors, where the Board of Directors determines that the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast.

(3)    If in an election of directors in which the number of nominees does not exceed the number of directors to be elected, any nominee who is not an incumbent director receives a plurality of the votes cast but does not receive a majority of the votes cast, the resignation of such nominee referred to in Section 5.02(b)(5) will be automatically accepted. If the nominee is an incumbent director who is standing for re-election and such nominee receives a plurality of the votes cast but does not receive a majority of the votes cast, the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept the director’s resignation referred to in Section 5.02(b)(5) or whether other action should be taken. Each director standing for reelection at such meeting of shareholders not receiving a majority of the votes cast must recuse themselves and not participate in the Committee’s recommendation or the Board of Directors’ decision regarding the tendered resignation; provided that, if in the event of such recusal(s) the Committee has less than one voting participant, then the Committee shall make no recommendation. The Board of Directors will consider the Committee’s recommendation (if any) and publicly disclose the Board of Directors’ decision and the basis for that decision within 90 days from the date of the certification of the final election results.

(4)    For purposes of this Section 5.02(b), a majority of the votes cast means that the number of shares voted “for” must exceed the number of shares voted “withhold” with respect to a director’s election. For the avoidance of doubt, votes cast shall not include abstentions or broker non-votes.

(5)    Each person who is nominated to stand for election as director shall, as a condition to such nomination, tender an irrevocable resignation in advance of the meeting for the election of directors. Such resignation will be effective if, pursuant to Section 5.02(b)(3), (a) the person does not receive a majority vote at the election of directors, and (b) in the case of a nominee who is an incumbent director, the Board of Directors accepts the resignation.

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